John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

June 18, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attention:	Dorrie Yale
Jacob Luxenburg
Jim Rosenberg

Re:	Forty Seven, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 7, 2018
File No. 333-225390

Ladies and Gentlemen:

On behalf of Forty Seven, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 15, 2018 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 filed on June 1, 2018 and amended on June 7, 2018 (the “Registration Statement”).

The Company is concurrently filing a revised Registration Statement, which reflects changes made in response to certain of the Comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with copies of the Registration Statement marked to show all changes from the Registration Statement filed on June 7, 2018.

The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your response to prior comment 4. As your explanation indicates that the Genentech and Merck agreements are not material to you, please delete all references to them in your summary, as such discussions appear to highlight their importance.

The Company respectfully acknowledges the Staff’s Comment and respectfully confirms that as stated in its previous response letter, it does not believe that its agreements with Merck and

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United States Securities and Exchange Commission

June 18, 2018

Page Two

Genentech constitute “material agreements” under Item 601(b)(10) of Regulation S-K. Nonetheless, the Company submits that it believes that the fact that it is conducting ongoing combination clinical trials with both Merck and Genentech that are investigating the Company’s lead product candidate, 5F9, for the treatment of cancer, and the nature of the cooperation among the parties are material facts for investors to be aware of in making an investment decision. The Company has revised the disclosure on pages 4, 5, 76, 77, 78 and 85 of the Registration Statement to clarify that the agreements with Genentech and Merck are clinical trial collaboration and supply agreements and not broader collaboration agreements.

2.	We note your revised disclosures regarding the SSB patents and expectations to use a portion of the proceeds to pay upfront fees to license intellectual property. Please explain which of your trials would be affected in case you fail in your patent challenges and are not able to enter into a license agreement. Please also file the BliNK agreement or explain why it is not required to be filed as an exhibit.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that prior to commercialization none of the Company’s clinical trials would be affected if the Company were to fail in its patent challenges and was not able to enter into a license agreement. The Company has revised the disclosure on page 41 of the Registration Statement to clarify which of the Company’s ongoing clinical trials related to combinations of 5F9 fall under the patents that are subject to the challenges.

The Company respectfully advises the Staff that it has not filed the asset purchase agreement with BliNK Biomedical SAS (the “BliNK APA”), dated June 4, 2018 as the Company does not believe the BliNK APA is a material contract under Item 601(b)(2) or (10) of Regulation S-K. This conclusion is based on a number of factors, including: (i) that the upfront payment made by the Company upon execution of the BliNK APA was $2.0 million which represents only 2.5% of the Company’s cash, cash equivalents and short term investments at the time; (ii) that the intangible assets acquired relate to preclinical product candidates that are not currently part of the Company’s proposed product pipeline; and (iii) the tangible assets purchased were de minimis. In addition, other than a $1 million payment due upon completion of the transfer of the assets, the Company’s achievement of the specified development and commercialization milestones set forth in the BliNK APA remains uncertain and speculative.

For accounting purposes, as disclosed on page 71 of the Registration Statement, the transaction with BliNK is considered to be the acquisition of an asset. The acquired intellectual property is considered in-process research and development and the up-front payment will be expensed upon acquisition. The Company will recognize the contingent payments, including the milestone payments of up to $43 million, when the uncertainty regarding the contingent payments is resolved.

Based on the above analysis, the Company respectfully submits that the BliNK APA is not a “material contract” under Item 601(b)(2) or (10) of Regulation S-K.

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United States Securities and Exchange Commission

June 18, 2018

Page Three

Notes to the Financial Statements

7. Convertible Preferred Stock

Voting Rights, page F-16

3.	Please refer to your response to our prior comment 7. Please help us understand your conclusion herein that through December 31, 2017 representatives of the common stockholders controlled a majority of the votes on the board of directors. From the disclosure, it appears that the common stockholders would only control four of the nine board votes. In this regard, it would appear that the convertible preferred stockholders voting as a class control three votes, the series B convertible preferred stockholders control one vote and the common stockholders control four votes comprised of three directors whereby one director gets two votes. With respect to the director elected by the common and convertible preferred stockholders voting together, it appears that the preferred stockholders control that vote given the significant disparity in convertible preferred shares as compared to common shares. Further, clarify on F-30 what specifically changed in the board composition during the three months ended March 31, 2018.

In response to the Staff’s comment, the Company has revised the disclosure on page F-17 and F-31 to further clarify that: (i) as of December 31, 2017, there were six members on the board of directors and the common stock controlled four of the seven board votes; and (ii) in February 2018, the Company appointed an additional director which increased the influence of the convertible preferred stockholders on the board of directors. A more detailed assessment of the board composition and voting rights is outlined below.

As of December 31, 2017, the Company had six members on its Board of Directors (the “Board”). The convertible preferred stock had appointed three members and the holders of the common stock had appointed three members. In addition, the common stockholders had the right to designate one of its members as a super-voting director with two votes (the “Super-Voting Director”). As of December 31, 2017, the common stockholders controlled 4 of the 7 votes of the Board, as summarized below:

		Preferred Votes	Common Votes	Total Votes
Series Preferred Directors – 3 members	Filled	3	0	3
Super-Voting Common Stock Director	Filled	0	2	2
Common Stock Directors – 2 members	Filled	0	2	2

Total		3	4	7

The Series B convertible preferred stock also had the right to elect a member to the Board as of December 31, 2017. This position was not filled as of December 31, 2017. However, if this Series B convertible preferred vote is counted as outstanding as of December 31, 2017, the preferred stockholders would still not control any decisions that would result in a redemption of the convertible preferred stock because a majority of the Board would be required to undertake such a resolution. Under this view, the convertible preferred stock would control 4 of the 8 votes of the Board. The board member voting rights as of December 31, 2017, including the open Series B preferred director vote, are summarized below:

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United States Securities and Exchange Commission

June 18, 2018

Page Four

		Preferred Votes	Common Votes	Total Votes
Series Preferred Directors – 3 members	Filled	3	0	3
Super-Voting Common Stock Director	Filled	0	2	2
Common Stock Directors – 2 members	Filled	0	2	2
At-Large Director	Open	0	0	0

Subtotal		3	4	7
Series B Preferred Director	Open	1	0	1

Total		4	4	8

One of the Company’s directors is elected by the holders of the common stock and the convertible preferred stock, voting together as a single class and on an as-if-converted basis (the “At-Large Director”). The At-Large Director seat was open as of December 31, 2017. However, the At-Large director also serves at the discretion of the common stock or convertible preferred stock, voting separately and on an as-if-converted basis, and can be removed from office by either the common stock or the convertible preferred stock. The vote for the vacant At-Large Director seat was not counted as either for the convertible preferred stock or the common stock as of December 31, 2017, as the seat was not filled and the director could be removed by the common stock, voting as a separate class.

On February 23, 2018, the Board appointed an additional director to fill the vacant At-Large Director seat. At any time that this seat is filled, the Company believes that it would be conservative to attribute this vote to the convertible preferred stock because this seat is elected by the holders of the common stock and the convertible preferred stock, voting together as a single class, and the convertible preferred stock controls a majority of the total stockholder votes. Because the At-Large Director seat was filled during the three months ended March 31, 2018, the Company concluded it would be appropriate to reclassify the convertible preferred stock to temporary equity as of March 31, 2018. The board member voting rights as of March 31, 2018, including the open Series B preferred director vote, are summarized below:

		Preferred Votes	Common Votes	Total Votes
Series Preferred Directors – 3 members	Filled	3	0	3
Super-Voting Common Stock Director	Filled	0	2	2
Common Stock Directors – 2 members	Filled	0	2	2
At-Large Director	Filled	1	0	1

Subtotal		4	4	8
Series B Preferred Director	Open	1	0	1

Total		5	4	9

The Company supplementally advises the Staff that upon the closing of the Company’s initial public offering, the convertible preferred stock will be converted to common stock and the related balances will be reclassified to permanent equity. Unaudited pro forma balance sheet information as of March 31, 2018 on page F-23 assumes the conversion of all outstanding convertible preferred stock into shares of common stock. The Company also advises the Staff that there are no other instruments outstanding, such as warrants for convertible preferred stock, for which the recognition or measurement is dependent upon the classification of the convertible preferred stock.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange Commission

June 18, 2018

Page Five

Response letter dated June 8, 2018 Summary of Equity Awards, page 5

4.	Please tell us your consideration for disclosing information about the options granted in April and May 2018 including their number and exercise price.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 73 of the Registration Statement. In addition, the Company notes that it has also disclosed the number of shares and weighted average exercise prices for options granted subsequent to March 31, 2018 on pages 8, 59 and 61 of the Registration Statement.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843 5059 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/S/ JOHN T. MCKENNA

John T. McKenna

cc:	Mark McCamish, M.D, Ph.D., Forty Seven Inc.
Eric C. Jensen, Cooley LLP
Sarah K. Solum, Davis Polk & Wardwell LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com